

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Mike Silvestrini
Managing Partner
Energea Portfolio 4 USA LLC
62 Clementel Dr
Durham, Connecticut
06422

Re: Energea Portfolio 4 USA LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed May 6, 2024
File No. 024-12389

Dear Mike Silvestrini:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Exhibits

1. We note that you incorporate by reference your annual report on Form 1-K for the fiscal year ended December 31, 2023. However, the auditor's consent references an audit report relating to the financial statements for the year ended December 31, 2022. Please obtain and file an updated consent from your independent registered public accounting firm which properly identifies the applicable financial statements.

General

2. Please revise Part I of your Form 1-A to be consistent with Parts II and III. For example, in Part I you list 50,000 as the number of securities offered, and $0.00 as the aggregate offering price. Additionally, please update the balance sheet information in Part I to be as of December 31, 2023. See instructions to Financial Statements in Part I of Form 1-A.

Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David H. Roberts, Esq.